UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Global Industries, Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

37 9336 100

(CUSIP Number)

December 1, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37 9336 100	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) William J. Doré
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 37 9336 100	Page 3 of 4 Pages

Preliminary Statement

The reporting person previously filed ownership reports with respect to equity securities of the issuer, Global Industries, Ltd., a Louisiana corporation (“Global Industries”) on Schedule 13D, solely as a precautionary measure as a result of his election to the Global Industries’ board of directors. The reporting person ceased to serve on Global Industries’ board of directors upon the expiration of his term on May 18, 2011, and as a result, thereafter reported his ownership on Schedule 13G pursuant to Rule 13d-1(h) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On December 1, 2011, Global Industries became an indirect, wholly-owned subsidiary of Technip S.A., a société anonyme organized under the laws of France (“Technip”), as a result of the merger of Apollon Merger Sub B, Inc., a Louisiana corporation and an indirect, wholly-owned subsidiary of Technip (“Merger Subsidiary”) with and into Global Industries (the “Merger”). The Merger was effected pursuant to an Agreement and Plan of Merger dated as of September 11, 2011, among Global Industries, Technip, and Merger Subsidiary (the “Merger Agreement”), with Global Industries continuing as the surviving corporation and an indirect, wholly-owned subsidiary of Technip.

In connection with the Merger, each outstanding share of Global Industries’ common stock, par value $0.01 per share (the “Common Stock”), held by the reporting person was converted pursuant to the Merger Agreement into the right to receive $8.00 (the “Merger Consideration”). As of the effective time of the Merger (the “Effective Time”), the reporting person ceased to have any rights as a shareholder of Global Industries (other than the right to receive the Merger Consideration pursuant to the Merger Agreement).

Global Industries reported in a Current Report on Form 8-K filed with the SEC on December 1, 2011 (the “8-K”) that in connection with the completion of the Merger, on December 1, 2011, it had requested in writing that The Nasdaq Stock Market LLC (“NASDAQ”) file with the SEC a Form 25 (Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act) to delist the Common Stock from NASDAQ and deregister the Common Stock under Section 12(b) of the Exchange Act. The 8-K stated that the trading of the Common Stock on NASDAQ would be suspended after the close of trading on NASDAQ on December 1, 2011. Global Industries also reported in the 8-K that it intends to file a certification and notice of termination of registration on Form 15 requesting the deregistration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of its reporting obligations under Section 15(d) of the Exchange Act, as soon as practicable.

Prior to the Effective Time, as stated in Item 10 below, the securities reported by the reporting person on this schedule were not then held for the purpose of or with the effect of changing or influencing the control of Global Industries and were not then held in connection with or as a participant in any transaction having that purpose or effect. However, the certification made in Item 10 does not apply to the reporting person’s original acquisition of the securities.

Item 1.

Item 1	(a)	Name of Issuer:

Global Industries, Ltd.

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

11490 Westheimer, Suite 400 Houston, TX 77077

Item 2.

Item 2	(a)	Name of Person Filing:

William J. Doré

Item 2	(b)	Address of Principal Business Office or, if none, Residence:

4823 Ihles Road Lake Charles, LA 70605

Item 2	(c)	Citizenship:

United States of America

Item 2	(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2	(e)	CUSIP Number:

37 9336 100

Item 3.	If this statement is filed pursuant to Rule §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. 37 9336 100	Page 4 of 4 Pages

Item 4.	Ownership

Immediately prior to the Effective Time, the reporting person had sole voting and dispositive power over 11,777,911 shares of the Common Stock, representing 10.2% of the outstanding Common Stock (based on the total number of shares outstanding reported by Global Industries on its last 10-Q or 10-K report). [Note: In the reporting person’s Schedule 13G filed June 28, 2011, the number of shares reported as held by the reporting person contained a typographical error and was reported incorrectly as 11,777,991. The correct number was 11, 777,911.] Of those shares, 2,000,000 were held through two Grantor Retained Annuity Trusts of which the Reporting Person is the trustee. Upon the effectiveness of the Merger, each share of the Common Stock held by the reporting person was converted pursuant to the Merger Agreement into the right to receive the Merger Consideration, and the reporting person ceased to have any other rights as a shareholder of Global Industries.

The following is information regarding the aggregate number and percentage of the Issuer’s securities:

(a) Amount Beneficially Owned:

See Cover Page Item 9.

(b) Percent of Class:

See Cover Page Item 11

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Cover Page Item 5

(ii) Shared power to vote or to direct the vote:

See Cover Page Item 6

(iii) Sole power to dispose or to direct the disposition of:

See Cover Page Item 7

(iv) Shared power to dispose or to direct the disposition:

See Cover Page Item 8

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 6, 2011
Date

/s/ William J. Doré
Signature

William J. Doré

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).